Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 16, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    John Kernan

Re:	Accounting Comments to Registration Statements on Form N-14

CitizensSelect Funds (File No. 333-250168)

Dreyfus Cash Management (File No. 333-250167)

Dreyfus Government Cash Management Funds (File No. 333-250171)

Dreyfus Treasury Securities Cash Management (File No. 333-250169)

General Money Market Fund, Inc. (File No. 333-250170)

Ladies and Gentlemen:

On behalf of each of the above-referenced registrants (each, a "Registrant" and, collectively, the "Registrants"), on or about December 18, 2020, we plan to file with the Securities and Exchange Commission (the "Commission"), under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Pre-Effective Amendment No. 1 (each, an "Amendment" and, collectively, the "Amendments") to the Registrant's Registration Statement on Form N-14 (each, a "Registration Statement" and, collectively, the "Registration Statements").

The Registration Statements relate to the following five reorganizations (the "Reorganizations") in which each target fund set forth below (each, a "Target Fund") will reorganize with and into the acquiring fund in the opposite column (each, an "Acquiring Fund" and together with the Target Funds, the "Funds"):

	Target Fund	Acquiring Fund
1.	Dreyfus Institutional Treasury Securities Cash Advantage Fund, a series of Dreyfus Institutional Reserves Funds	Dreyfus Institutional Preferred Treasury Securities Money Market Fund, a series of CitizensSelect Funds ("CSF")
2.	Dreyfus Institutional Preferred Money Market Fund , a series of Dreyfus Institutional Preferred Money Market Funds	Dreyfus Cash Management ("DCM")
3.	General Government Securities Money Market Fund, a series of General Government Securities Money Market Funds, Inc.	Dreyfus Government Cash Management ("DGCM"), a series of Dreyfus Government Cash Management Funds
4.	General Treasury Securities Money Market Fund, a series of General Government Securities Money Market Funds, Inc.	Dreyfus Treasury Securities Cash Management ("DTSCM")
5.	Dreyfus Liquid Assets, Inc.	General Money Market Fund, Inc.

The Registration Statements contained, and the Amendments will contain, Prospectus/Proxy Statements (each, a "Prospectus/Proxy Statement") and Statements of Additional Information (each, an "SAI") relating to the Reorganizations. Each Prospectus/Proxy Statement and SAI included in an Amendment will be marked to show changes from the versions included in the corresponding Registration Statement.

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December 16, 2020

This letter is being filed to respond to accounting comments on the Registration Statements that were provided to the undersigned by John Kernan of the staff (the "Staff") of the Commission on December 15, 2020. Set forth below are the Staff's comments and the Registrants' responses thereto. We have considered comments made by the Staff with respect to one section of a Registration Statement as applicable to similar disclosure elsewhere in the Registration Statement, and comments made by the Staff with respect to one Registration Statement as applicable to the other Registration Statements, where relevant. Capitalized terms used but not defined herein have the meanings assigned to them in the Amendments.

GENERAL

All Registrants

1.	Staff Comment: Please disclose which Fund, either the Target Fund or the Acquiring Fund, will be the accounting survivor in each Reorganization.

Response: The Acquiring Fund will be the accounting survivor for each Reorganization. Corresponding disclosure will be added to each Registration Statement.

PROSPECTUS/PROXY STATEMENT

DCM

2.	Staff Comment: Please update the information contained in the capitalization table to within 30 days of the Amendment filing date, or align the information with the numbers included in the Target Fund's semi-annual report for the six-month period ended September 30, 2020, as we note the semi-annual report contains new activity not reflected in the capitalization table.

Response: The capitalization table will be updated to align with the Target Fund's semi-annual report for the six-month period ended September 30, 2020 in the Amendment as follows:

	Fund Dreyfus Institutional Preferred Money Market Fund Institutional Shares	Fund Dreyfus Institutional Preferred Money Market Fund Hamilton Shares	Acquiring Fund Dreyfus Cash Management Preferred Shares		Acquiring Fund Pro Forma After Reorganization Dreyfus Cash Management Preferred Shares
Total net assets	~~$4,506,314,008~~ $4,506,640,836	~~$69,835,611~~ $69,837,313	$0		~~$4,576,149,619~~ $4,576,631,101
Net asset value per share	$1.0001	$1.0001	$1.0011	*	$1.0011
Shares outstanding	~~4,506,017,881~~ 4,506,344,675	~~69,827,105~~ 69,828,809	None		~~4,571,274,169~~ 4,571,602,339

* The net asset value per share of the Acquiring Fund's Institutional shares is used since there were no Preferred shares issued as of September 30, 2020.

December 16, 2020

DCM

3.	Staff Comment: The Acquiring Fund's share exchange calculation appears to be based on a floating net asset value that is extended beyond four decimal places. Please correct this calculation and update the disclosure as applicable.

Response: The capitalization table will be updated in the Amendment, as shown in response to Staff Comment No. 2.

DCM

4.	Staff Comment: Please ensure that references to the Target Fund's semi-annual report for the six-month period ended September 30, 2020 are hyperlinked in the Amendment.

Response: Hyperlinks will be added in the Amendment.

CSF

5.	Staff Comment: Please consider updating the capitalization table in the Amendment with information that is as of a date within 30 days of the Amendment filing date due to the significant net capital inflows that have occurred in the Target Fund since the initial Registration Statement filing.

Response: The capitalization table will be updated with information as of November 30, 2020 in the Amendment to reflect the Target Fund's recent net capital inflows as follows:

	Fund Hamilton Shares	Fund Institutional Shares	Fund Premier Shares	Acquiring Fund Hamilton Shares	Pro Forma Acquiring Fund Hamilton Shares
Total net assets	~~$11,518,571~~ $646,472,046	~~$543,509,331~~ $408,913,185	~~$2,593,452~~ $1,396,919	~~$83,473,206~~ $88,905,059	~~$641,094,560~~ $1,145,687,209
Net asset value per share	$1.00	$1.00	$1.00	$1.00	$1.00
Shares outstanding	~~11,520,727~~ 646,541,902	~~543,620,075~~ 408,957,541	~~2,593,898~~ 1,397,059	~~83,471,090~~ 88,904,664	~~641,205,790~~ 1,145,801,166

CSF

6.	Staff Comment: Please note that the Acquiring Fund's semi-annual report must to be included in the Amendment or incorporated by reference therein to comply with Item 14.1 of Form N-14.

Response: The Acquiring Fund's semi-annual report will be incorporated by reference in the Amendment.

December 16, 2020

DGCM and DTSCM

7.	Staff Comment: The administrative services fees charged on the Acquiring Fund's Service shares are 0.55%. Given the materiality of the fees, please consider enhancing disclosure in the Amendment to address the differences, if any, in the scope of services provided and the level of fees charged to shareholders of Service shares as compared to the scope of services provided and the level of fees charged to shareholders of the Target Fund's Class B shares.

Response:  The following disclosure will be added to the Amendments:

Service shares of the Acquiring Fund also are subject to an administrative services plan pursuant to which the Acquiring Fund pays the Distributor an annual fee at the rate of 0.55% of the value of the Acquiring Fund's average daily net assets attributable to Service shares for the provision of certain types of recordkeeping and other related services. These services include, at a minimum: mailing periodic reports, prospectuses and other Acquiring Fund communications to beneficial owners; client onboarding; anti-money laundering and related regulatory oversight; manual transaction processing; transmitting wires; withholding on dividends and distributions as may be required by state or Federal authorities from time to time; receiving, tabulating, and transmitting proxies executed by beneficial owners; fund statistical reporting; technical support; business continuity support; and blue sky support.

*    *    *    *    *

Please direct any questions or comments to me at 212.969.3379 or kkaufman@proskauer.com, or to David Stephens at 212.969.3357 or dstephens@proskauer.com.

Very truly yours,

/s/ Kim E. Kaufman

Kim E. Kaufman

cc:	David Stephens

Jeff Prusnofsky

Max Vogel